Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

October 3, 2014

Ms. Stephanie D. Hui

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Incapital Unit Trust, Series 56

Incapital Morningstar Wide Moat Portfolio, 4Q 2014

File Nos. 333-197847 and 811-22581

Dear Ms. Hui:

This letter is in response to your comment letter dated September 4, 2014 regarding the registration statement on Form S-6 for Incapital Unit Trust, Series 56, filed on August 5, 2014 with the Securities and Exchange Commission (the “Commission”). The registration statement offers the Incapital Morningstar Wide Moat Portfolio, 4Q 2014 (the “Trust”).

Prospectus

Principal Investment Strategy (p. 2)

      1. The second paragraph states “[t]he security selection process begins by identifying common stocks that have a Morningstar Economic Moat Rating and a Morningstar Rating by Morningstar, Inc.” Clarify that a stock must have both Morningstar ratings to be included in the initial universe.

      Response: The disclosure has been revised in response to this comment.

      2. On page 3, correct the typo “moates”.

      Response: The disclosure has been revised in response to this comment.

Principal Risks (p. 4)

        3. The third sentence of the principal risk entitled “[e]ach portfolio component will be subject to various business and market risks” states that the securities “are subject to United

States equity market risk.” Since the Trust intends to invest in foreign securities as well as United States securities, delete “United States” from this sentence.

       Response: The disclosure has been revised in response to this comment.

       4. The principal risk section includes risk factors relating to investments in (a) depositary receipts, (b) MLPs, and (c) REITs; however such investments are not described in the principal investment strategy section. If these investments are principal strategies, describe such investments in the principal investment strategy section accordingly. We also note that the following excerpts from the risk factors relating to depositary receipts, MLPs and REITs are not risk disclosure and should, if appropriate, be moved to the principal strategy section.

a.	“Depositary receipts are usually in the form of American Depositary Receipts (“ADRs”) or Global Depositary Receipts (“GDRs”). ADRs are U.S. dollar-denominated receipts representing shares of foreign-based corporations. ADRs are issued by U.S. banks or trust companies, and entitle the holder to all dividends and capital gains that are paid out on the underlying foreign shares. GDRs are similar to ADRs, but are shares of foreign-based corporations generally issued by international banks in one or more markets around the world.”

b.	“MLPs are limited partnerships or limited liability companies that are taxed as partnerships and whose interests (limited partnership units or limited liability company units) are traded on securities exchanges like shares of common stock. Currently, most MLPs operate in the energy, natural resources or real estate sectors.

c.	“A REIT is a company that buys, develops, finances and/or manages income-producing real estate. Such securities may concentrate their investments in specific geographic areas or in specific property types, such as hotels, shopping malls, residential complexes and office buildings.”

     Response: The “Portfolio Composition” section under the “Principal Investment Strategy” section states that the portfolio may include MLPs and REITs. This section has been revised to make it clear that depositary receipts may also be included. The requested disclosure has been moved.

     5. If investing in MLPs is a principal investment strategy, disclose any limits on such investments. Also disclose the risk that investing in MLPs could cause the Trust to lose its status as a regulated investment company under the Internal Revenue Code of 1986, as amended, and disclose the impact of such an event on the Trust and its investors.

       Response: Investing in MLPs is not a principal investment strategy, however, they may be included in the portfolio if they fit the selection criteria. The risk disclosure has been amended in response to this comment.

Fee Table (p. 9)

     6. Footnote 3 to the fee table states that, with respect to investors who purchase units in the secondary market, “[t]he initial sales fee, which you will pay at the time of purchase, is equal to the difference between 2.95% of the public offering price and the maximum remaining deferred sales fee.” However, footnote 2 to the fee table and page B-3 under the heading “Initial Sales Fee” both state that the initial sales fee is equal to “the difference between the maximum sales fee and the sum of the maximum remaining deferred sales fee and the creation and development fee.” Clarify whether the creation and development fee will be taken into account in calculating the initial sales fee for investors who purchase shares in the secondary market.

     Response: The sentence has been removed.

      7. Footnote 4 to the fee table states the “[t]he actual creation and development fee is $0.05 per unit…” Clarify that the creation and development fee is a fixed amount per unit and does not vary with the public offering price. Disclose whether shareholders who subscribe after the end of the initial offering period will have to pay the creation and development fee.

      Response: Footnote 4 has been revised in response to this comment.

Distributions (p. 11)

      8. The second full paragraph states that “[y]ou may change an election by contacting your financial professional or the trustee of the Trust.” Disclose the name of the trustee of the Trust here for investor convenience.

      Response: The disclosure has been revised in response to this comment.

Prospectus Part B

Buying Units (B-1)

      9. Consider reversing the two paragraphs under the heading “Transactional Sales Fee” in order to clarify to the reader that the transactional sales fee is variable and will not equal 2.45% for every investor.

      Response: The disclosure has been revised in response to this comment.

      10. Similarly, under the heading “Initial Sales Fee,” consider moving the first sentence to the end of the paragraph in order to show that 1% is only an example of what an investor might pay as an initial sales fee and that if the public offering price is not $10, then the investor’s initial sales fee will be a different percentage.

     Response: The disclosure has been revised in response to this comment.

      11. Under the heading “Initial Sales Fee,” the second to last sentence states that the creation and development fee is “initially $0.195 per unit.” This is inconsistent with the fee table in the Prospectus which states that the creation and development fee is $0.05 per unit. In addition, clarify whether investors who purchase units on the secondary market will pay a creation and development fee.

      Response: The disclosure has been revised in response to this comment.

     12. In the table under the heading “Large Purchases,” the two columns are labelled “Sales Charge” and “Sales Charge Reductions.” For clarity, use terminology that is consistent with the rest of the Prospectus, i.e., “Maximum Sales Fee” and “Maximum Sales Fee Reductions.”

      Response: The disclosure has been revised in response to this comment.

      13. Under the heading “Exchange or Rollover Option,” explain what is meant by “a reduction of 1% of the maximum public offering price, which will include a deferred sales fee.” Clarify how the maximum sales fee and the initial sales fee will be calculated in the case of a 1% reduction of the maximum public offering price.

      Response: To avoid any confusion, the phrase “, which will include a deferred sales fee” has been removed and the language has been consolidated. If an investor purchases units by an exchange or rollover option, the maximum public offering price is reduced by 1%. The initial sales fee, if any, is equal to the difference between 1.95% of the public offering price and the sum of the maximum remaining deferred sales fee and the creation and development fee. Because the deferred sales fee and the creation and development fee are fixed amounts, the sum of these two may be greater than 1.95% of the public offering price. If so, then the procedure discussed under “Reduction of Sales Fees” will be followed.

      14. The disclosure under the heading “Employees” states that “Incapital does not charge the portion of the sales fee that it would normally pay to your financial professional” and that “[y]ou pay only the portion of the fee that the Sponsor retains.” Disclose how an employee can determine what portion of the sales fee would normally be paid to his or her financial professional and what portion of the fee the Sponsor retains.

      Response: The following sentence has been added in response to this comment: “Please see “Distribution of Units” for more information about the portion of the sales fee that is paid to distribution firms.”

      15. The following two sentences appear under the heading “Dividend Reinvestment Plan.” “Incapital does not charge any transactional sales fee when you reinvest distributions from your Trust into additional units of the Trust. Because the deferred sales fee is a fixed dollar amount per unit, your Trust must charge the deferred sales fee per until regardless of this discount.” As disclosed on page B-3, the transactional sales fee includes both the initial sales fee and the deferred sales fee. Since the Trust must charge the deferred sales fee, and that deferred sales fee is part of transactional sales fee, explain how the statement that “Incapital does not charge any transactional sales fee” is accurate.

     Response: The statement is accurate because the third sentence in the first paragraph explains that the investor will be credited with “additional units with a dollar value sufficient to cover the amount of any remaining deferred sales fee that will be collected on the units at the time of reinvestment.” Because the units that are purchased through reinvestment must still pay any remaining deferred sales charge, the Sponsor compensates investors with additional units to negate any payment that will be necessary upon collection of the deferred sales fee.

Investment Risks (B-13)

      16. The “Market Risk” section includes the phrase “you should remember that Incapital does not manage your portfolio.” Revise “your portfolio” to “the portfolio.”

       Response: The disclosure has been revised in response to this comment.

       We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren__________

Morrison C. Warren